

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2023

Anne Mehlman
Chief Financial Officer
Crocs, Inc.
13601 Via Varra
Broomfield, Colorado 80020

      Re: Crocs, Inc.
           Form 10-K for the Year Ended December 31, 2022
           File No. 000-51754

Dear Anne Mehlman:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing